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Exhibit 12.1

RICHARDSON ELECTRONICS, LTD.
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

						For the Six Months Ended
	For the Fiscal Year Ended May 31(1)
						November 30, 2002	November 29, 2003
	1999	2000	2001	2002(2)	2003(3)
Fixed charges:
Interest expense	$7,689	$8,911	$11,146	$12,386	$10,352	$5,123	$5,104
Estimate of the interest within rental expense	822	965	1,052	1,101	1,191	557	509

Total fixed charges	8,571	9,876	12,198	13,487	11,543	5,680	5,613
Earnings:
Income (loss) before cumulative effect of accounting change	11,857	18,604	26,390	(17,798)	(13,143)	2,074	3,725
Add Fixed Charges	8,571	9,876	12,198	13,487	11,543	5,680	5,613

Total	$20,428	$28,480	$38,588	$(4,311)	$(1,600)	$7,754	$9,338

Ratio of earnings to fixed charges	2.4	2.9	3.2	(0.3)	(0.1)	1.4	1.7
Dollar amount of the deficiency	$—	—	—	$17,798	$13,143	—	—

(1)
We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31 and ending the first six months on the Saturday nearest November 30.

(2)
In the third quarter of fiscal 2002, we recorded a $4.6 million loss ($2.9 million, net of tax) related to the disposition of our medical glassware business. In the fourth quarter of fiscal 2002, we recorded a $16.1 million charge ($10.3 million, net of tax) primarily related to inventory obsolescence.

(3)
In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million, net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.

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RICHARDSON ELECTRONICS, LTD. Calculation of Ratio of Earnings to Fixed Charges (Dollars in thousands)